SECURITIES AND EXCHANGE COMMISSION
--------------------------------------------------------------------------------
                             Washington, D.C. 20549






                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                                  Merisel, Inc.
                               ------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    589849108
                               ------------------
                                 (CUSIP Number)


           Judith A. Witterschein, Vice President & Corporate Counsel
         Stonington Partners, Inc., 767 Fifth Avenue, New York, NY 10153
                                 (212) 339-8536
         ---------------------------------------------------------------
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                  May 10, 2000
                                ----------------
             (Date of Event which Requires Filing of this Statement)

 ................................................................................


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                                       13D
                                       ---
CUSIP No. 589849108                                           Page 2 of 12 Pages

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Phoenix Acquisition Company II, L.L.C.
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
|_|      (a)
               -----------------------------------------------------------------
|_|      (b)
               -----------------------------------------------------------------

(3)      SEC Use Only
                     -----------------------------------------------------------

(4)      Source of Funds (See Instructions)  OO
                                           -------------------------------------

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).      |_|
                           -----------------------------------------------------

(6)      Citizenship or Place of Organization  Delaware
                                             -----------------------------------

     Number of       (7)      Sole Voting Power  50,000,000 Shares
      Shares                                   ---------------------------------
   Beneficially      (8)      Shared Voting Power
     Owned by                                    -------------------------------
       Each          (9)      Sole Dispositive Power  50,000,000 Shares
     Reporting                                      ----------------------------
      Person        (10)      Shared Dispositive Power
       With                                           --------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         50,000,000 Shares
         -----------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)    |_|
                           -----------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)  62.44%
                                                           ---------------------

(14)     Type of Reporting Person (See Instructions)  OO
                                                    ----------------------------

                                       13D
                                       ---
CUSIP No. 589849108                                           Page 3 of 12 Pages

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Stonington Capital Appreciation 1994 Fund, L.P.
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
|_|      (a)
               -----------------------------------------------------------------
|_|      (b)
               -----------------------------------------------------------------

(3)      SEC Use Only
                     -----------------------------------------------------------

(4)      Source of Funds (See Instructions)  OO
                                           -------------------------------------

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).      |_|
                           -----------------------------------------------------

(6)      Citizenship or Place of Organization  Delaware
                                             -----------------------------------

     Number of       (7)      Sole Voting Power
      Shares                                   ---------------------------------
   Beneficially      (8)      Shared Voting Power  50,000,000 Shares
     Owned by                                    -------------------------------
       Each          (9)      Sole Dispositive Power
     Reporting                                      ----------------------------
      Person        (10)      Shared Dispositive Power  50,000,000 Shares
       With                                           --------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         50,000,000 Shares
         -----------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)    |_|
                           -----------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)  62.44%
                                                           ---------------------

(14)     Type of Reporting Person (See Instructions)  PN
                                                    ----------------------------

                                       13D
                                       ---
CUSIP No. 589849108                                           Page 4 of 12 Pages

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Stonington Partners, L.P.
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
|_|      (a)
               -----------------------------------------------------------------
|_|      (b)
               -----------------------------------------------------------------

(3)      SEC Use Only
                     -----------------------------------------------------------

(4)      Source of Funds (See Instructions)  OO
                                           -------------------------------------

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).      |_|
                           -----------------------------------------------------

(6)      Citizenship or Place of Organization  Delaware
                                             -----------------------------------

     Number of       (7)      Sole Voting Power
      Shares                                   ---------------------------------
   Beneficially      (8)      Shared Voting Power  50,000,000 Shares
     Owned by                                    -------------------------------
       Each          (9)      Sole Dispositive Power
     Reporting                                      ----------------------------
      Person        (10)      Shared Dispositive Power  50,000,000 Shares
       With                                           --------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         50,000,000 Shares
         -----------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)    |_|
                           -----------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)  62.44%
                                                           ---------------------

(14)     Type of Reporting Person (See Instructions)  PN
                                                    ----------------------------

                                       13D
                                       ---
CUSIP No. 589849108                                           Page 5 of 12 Pages

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Stonington Partners, Inc. II
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
|_|      (a)
               -----------------------------------------------------------------
|_|      (b)
               -----------------------------------------------------------------

(3)      SEC Use Only
                     -----------------------------------------------------------

(4)      Source of Funds (See Instructions)  OO
                                           -------------------------------------

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).      |_|
                           -----------------------------------------------------

(6)      Citizenship or Place of Organization  Delaware
                                             -----------------------------------

     Number of       (7)      Sole Voting Power
      Shares                                   ---------------------------------
   Beneficially      (8)      Shared Voting Power      50,000,000 Shares
     Owned by                                    -------------------------------
       Each          (9)      Sole Dispositive Power
     Reporting                                      ----------------------------
      Person        (10)      Shared Dispositive Power 50,000,000 Shares
       With                                           --------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         50,000,000 Shares
         -----------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)    |_|
                           -----------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)  62.44%
                                                           ---------------------

(14)     Type of Reporting Person (See Instructions)  CO
                                                    ----------------------------

                                       13D
                                       ---
CUSIP No. 589849108                                           Page 6 of 12 Pages

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Stonington Partners, Inc.
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
|_|      (a)
               -----------------------------------------------------------------
|_|      (b)
               -----------------------------------------------------------------

(3)      SEC Use Only
                     -----------------------------------------------------------

(4)      Source of Funds (See Instructions)  OO
                                           -------------------------------------

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).      |_|
                           -----------------------------------------------------

(6)      Citizenship or Place of Organization  Delaware
                                             -----------------------------------

     Number of       (7)      Sole Voting Power
      Shares                                   ---------------------------------
   Beneficially      (8)      Shared Voting Power      50,000,000 Shares
     Owned by                                    -------------------------------
       Each          (9)      Sole Dispositive Power
     Reporting                                      ----------------------------
      Person        (10)      Shared Dispositive Power 50,000,000 Shares
       With                                           --------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         50,000,000 Shares
         -----------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)    |_|
                           -----------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)  62.44%
                                                           ---------------------

(14)     Type of Reporting Person (See Instructions)  CO
                                                    ----------------------------

         This Amendment No. 4 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on September 29, 1997, as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on October 10, 1997, and by Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 23, 1997 and by Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on February 2, 1998, by Phoenix Acquisition Company II, L.L.C. ("Phoenix"), Stonington Capital Appreciation 1994 Fund, L.P. (the "Fund"), Stonington Partners, L.P. ("Stonington L.P."), Stonington Partners, Inc. II ("Stonington II") and Stonington Partners, Inc. ("Stonington"). This Amendment No. 4 is filed with respect to the shares of common stock, par value $0.01 per share (the "Shares"), of Merisel, Inc., a Delaware corporation (the "Company").

         On September 19, 1997, Phoenix entered into a Stock and Note Purchase Agreement (the "Agreement") with the Company and Merisel Americas, Inc., a Delaware corporation and wholly owned subsidiary of the Company ("Merisel Americas"), pursuant to which Phoenix purchased from the Company 4,901,316 Shares (the "Purchased Shares") for $14.9 million. Also pursuant to the Agreement, Phoenix acquired a Convertible Promissory Note (the "Note") from the Company and Merisel Americas for $137.1 million.

         The Fund made a Hart-Scott-Rodino Pre-merger Notification filing with the U.S. Department of Justice with respect to the acquisition by Phoenix of the Shares issuable pursuant to the Note (the "Conversion Shares"). On September 29, 1997, the waiting period for Hart-Scott-Rodino Pre-merger Notification expired. On October 6, 1997 Phoenix converted $3,296,285.70 of the Note into 1,084,305 Shares. Following such conversion Phoenix owned 16.9% of the then outstanding Shares.

         On December 19, 1997 the Company held a special meeting of its shareholders at which the stockholders, among other things, approved the issuance of Shares to Phoenix upon conversion of the Note. Following the special stockholders meeting on December 19, 1997, the balance of the Note was converted into 44,014,379 Shares, increasing Phoenix's ownership to 62.44% of the then outstanding Shares after giving effect to the issuance.

         On January 26, 1998, the Company and Merisel Americas entered into a Revolving Credit Agreement and Convertible Promissory Note due July 2, 1998 (the "Convertible Note"), with Bankers Trust Company ("BT") which permitted borrowings thereunder by merisel Americas of up to $46.5 million outstanding at any time. In order to induce BT to enter into the Convertible Note, the Fund, its wholly owned subsidiary, Stonington Financing Inc., a Delaware corporation ("Financing"), and Stonington L.P. entered into a series of agreements that could result in Financing purchasing the Convertible Note. In such event, the Convertible Note would have been convertible into Shares at the option of Financing, at a conversion rate equal to the average closing price

                               Page 7 of 12 Pages
of the Shares on NASDAQ for the fifteen trading days immediately preceding the date of conversion. As reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998, the Convertible Note was repaid in full and cancelled without having been purchased by Financing.

         On May 10, 2000, Phoenix agreed to purchase convertible preferred stock of the Company for an aggregate purchase price of $15 million (the "Convertible Preferred"). The purchase is expected to be completed by June 15, 2000. The Convertible Preferred will provide for an 8% dividend payable in additional shares of Convertible Preferred. The Convertible Preferred will be convertible into the Shares at a rate equal to the greater of $1.75 or 115% of the average closing price of the common stock for the ten trading days immediately prior to the date of issuance of the Convertible Preferred, not to exceed $2.25. At the option of the Company, the Convertible Preferred will be convertible into Shares when the average closing price of the Shares for any 20 consecutive trading days is at least $3.75. The Convertible Preferred will not be convertible during the first six months after issuance and will not be redeemable during the first three years after issuance, except in the event of certain extraordinary corporate events, including a change of control.

         Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On September 19, 1997, Phoenix entered into the Agreement pursuant to which Phoenix purchased from the Company the Purchased Shares for $14.9 million. Also pursuant to the Agreement, Phoenix acquired the Note for $137.1 million. The Company and Merisel Americas also entered into a registration rights agreement with Phoenix (the "Registration Rights Agreement"), which provides for
(i) registration of the Note under certain circumstances including in the event the Note has not been converted or repaid by January 31, 1998, and (ii) registration of the Purchased Shares and the Conversion Shares.

         On January 26, 1998, the Company and Merisel Americas entered into the Convertible Note with BT. In order to induce BT to enter into the Convertible Note, the Fund, Financing Stonington L.P. entered into a series of agreements that could result in Financing purchasing the Convertible Note in the event of a default by Merisel Americas. In such event, the Convertible Note would have been convertible into Shares at the option of Financing, at a conversion rate equal to the average closing price of the Shares on NASDAQ for the fifteen trading days immediately preceding the date of conversion. The Convertible Note also provided that the Registration Rights Agreement would be amended to include any Shares issued upon conversion of all or any portion of the Convertible Note. As reported by the Company in its Quarterly Report on Form 10-Q for

                               Page 8 of 12 Pages
the quarterly period ended June 30, 1998, the Convertible Note was repaid in full and cancelled without having been purchased by Financing.

         On May 10, 2000, Phoenix agreed to purchase the Convertible Preferred. The purchase is expected to be completed by June 15, 2000. The Convertible Preferred will be convertible into the Shares at a rate equal to the greater of $1.75 or 115% of the average closing price of the common stock for the ten trading days immediately prior to the date of issuance of the Convertible Preferred, not to exceed $2.25. At the option of the Company, the Convertible Preferred will be convertible into Shares when the average closing price of the Shares for any 20 consecutive trading days is at least $3.75. The Convertible Preferred will not be convertible during the first six months after issuance and will not be redeemable during the first three years after issuance, except in the event of certain extraordinary corporate events, including a change of control. The Company has agreed that the Registration Rights Agreement would be amended to include any Shares issued upon conversion of the Convertible Preferred.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following Exhibits are filed herewith:

         A. Joint Filing Agreement.

                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated:   May 18, 2000

                          PHOENIX ACQUISITION COMPANY II, L.L.C.
                          By:  Stonington Capital Appreciation 1994
                                   Fund, L.P., its sole member
                          By:  Stonington Partners, L.P., its general partner
                          By:  Stonington Partners, Inc. II, its general partner


                          By:   /s/ Judith A. Witterschein
                             ---------------------------------------------------
                             Name:  Judith A. Witterschein
                             Title: Vice President & Secretary

                               Page 9 of 12 Pages

                          STONINGTON CAPITAL APPRECIATION 1994
                              FUND, L.P.
                          By:  Stonington Partners, L.P., its general partner
                          By:  Stonington Partners, Inc. II, its general partner


                          By:   /s/ Judith A. Witterschein
                             ---------------------------------------------------
                             Name:  Judith A. Witterschein
                             Title: Vice President & Secretary


                          STONINGTON PARTNERS, L.P.
                          By:  Stonington Partners, Inc. II, its general partner


                          By:   /s/ Judith A. Witterschein
                             ---------------------------------------------------
                             Name:  Judith A. Witterschein
                             Title: Vice President & Secretary


                          STONINGTON PARTNERS, INC. II


                          By:   /s/ Judith A. Witterschein
                             ---------------------------------------------------
                             Name:  Judith A. Witterschein
                             Title: Vice President & Secretary


                          STONINGTON PARTNERS, INC.


                          By:   /s/ Judith A. Witterschein
                             ---------------------------------------------------
                             Name:  Judith A. Witterschein
                             Title: Vice President & Secretary

                               Page 10 of 12 Pages

                                                                       Exhibit A

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01 per share of Merisel, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement this 18th day of May 2000.

                          PHOENIX ACQUISITION COMPANY II, L.L.C.
                          By:  Stonington Capital Appreciation 1994
                                   Fund, L.P., its sole member
                          By:  Stonington Partners, L.P., its general partner
                          By:  Stonington Partners, Inc. II, its general partner


                          By:   /s/ Judith A. Witterschein
                             ---------------------------------------------------
                             Name:  Judith A. Witterschein
                             Title: Vice President & Secretary


                          STONINGTON CAPITAL APPRECIATION 1994
                              FUND, L.P.
                          By:  Stonington Partners, L.P., its general partner
                          By:  Stonington Partners, Inc. II, its general partner


                          By:   /s/ Judith A. Witterschein
                             ---------------------------------------------------
                             Name:  Judith A. Witterschein
                             Title: Vice President & Secretary


                          STONINGTON PARTNERS, L.P.
                          By:  Stonington Partners, Inc. II, its general partner


                          By:   /s/ Judith A. Witterschein
                             ---------------------------------------------------
                             Name:  Judith A. Witterschein
                             Title: Vice President & Secretary


                               Page 11 of 12 Pages

                          STONINGTON PARTNERS, INC. II


                          By:   /s/ Judith A. Witterschein
                             ---------------------------------------------------
                             Name:  Judith A. Witterschein
                             Title: Vice President & Secretary


                          STONINGTON PARTNERS, INC.


                          By:   /s/ Judith A. Witterschein
                             ---------------------------------------------------
                             Name:  Judith A. Witterschein
                             Title: Vice President & Secretary


                               Page 12 of 12 Pages